March 22, 2002



Stratus Properties Inc.
98 San Jacinto Blvd., Suite 220
Austin, Texas  78701




To the Stockholders and Board of Directors of Stratus Properties Inc.:

We represent that this audit was subject to our quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.

Very truly yours,

/s/ Arthur Andersen LLP.